UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

02128L106

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,935,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,935,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,935,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14.	TYPE OF REPORTING PERSON HC

*	Based on (i) 32,363,376 shares of common stock, par value $0.0001 (the “Common Stock”), of Alta Equipment Group Inc. (the “Issuer”) outstanding as of August 9, 2021 as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 12, 2021 (the “10-Q”).

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,935,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,935,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,935,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14.	TYPE OF REPORTING PERSON BD

*	Based on (i) 32,363,376 shares of Common Stock of the Issuer outstanding as of August 9, 2021 as reported by the 10-Q.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,784
	8	SHARED VOTING POWER 4,935,111
	9	SOLE DISPOSITIVE POWER 235,784
	10	SHARED DISPOSITIVE POWER 4,935,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,170,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%*
14.	TYPE OF REPORTING PERSON IN

*	Based on (i) 32,363,376 shares of Common Stock of the Issuer outstanding as of August 9, 2021 as reported by the 10-Q.

END OF COVER PAGES

This Amendment No. 7 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, as amended by Amendment No. 1 and Amendment No. 2 filed on February 24, 2020 and Amendment No. 3 filed on March 3, 2020 and Amendment No. 4 filed on March 17, 2020, Amendment No. 5 filed on March 11, 2021, and Amendment No. 6 filed on March 23, 2021 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Alta Equipment Group Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)(c)(f) This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(3)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is amended to add the following:

By virtue of the removal of any trading and voting power authority in any capacity of BRF, B. Riley Capital Management, LLC, a New York limited liability company, a registered investment advisor (“BRCM”), and Bryant R. Riley over the assets of BRC Partners Opportunity Fund, LP, a Delaware limited partnership (“BRPLP”), BRF, BRCM and Bryant R. Riley no longer may be deemed to beneficially own the shares held by BRPLP.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a)	and (b)

1.	As of the date hereof, BRS beneficially owns directly 4,935,111 shares of Common Stock, representing 15.2% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3.	Bryant R. Riley may be deemed to indirectly beneficially own 235,784 shares of Common Stock representing 0.7% of the Issuer’s Common Stock, of which (i) 211,174 shares are held jointly with his wife, Carleen Riley, and (ii) 24,610 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also be deemed to indirectly beneficially own the 4,935,111 shares of Common Stock, representing 15.2% of the Issuer’s Common Stock outstanding held directly by BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher [1] Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin [2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Thomas J. Kelleher directly owned 15,000 shares of Common Stock. The aggregate purchase price of the 15,000 shares of Common Stock that were purchased by Thomas J. Kelleher with personal funds is approximately $153,678. Thomas J. Kelleher has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert L. Antin directly owned 44,025 shares of Common Stock. The aggregate purchase price of the 44,025 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $307,741. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person

9/8/2021	Purchase	3,480	$12.7999	B. Riley Securities, Inc
9/9/2021	Purchase	3,954	$12.80	B. Riley Securities, Inc
9/10/2021	Purchase	10,277	$12.80	B. Riley Securities, Inc
9/15/2021	Purchase	5,031	$12.80	B. Riley Securities, Inc
9/16/2021	Purchase	17,771	$12.8814	B. Riley Securities, Inc
10/18/2021	Purchase	23,086	$13.50	B. Riley Securities, Inc
10/20/2021	Purchase	5,603	$13.4806	B. Riley Securities, Inc